SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

ENGELHARD CORPORATION
(Name of Subject Company)

ENGELHARD CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104

(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

⁪ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on January 23, 2006, as amended by Amendment No. 1 filed on January 27, 2006, Amendment No. 2 filed on February 2, 2006 and Amendment No. 3 filed on February 2, 2006 (as so amended, the “Schedule 14D-9”), by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3, Section (a) - Arrangements with Executive Officers and Directors of the Company of the Schedule 14D-9 is hereby amended and supplemented primarily to reflect the vesting of certain restricted stock on February 1, 2006 in accordance with its terms and the grant of restricted stock by the Compensation Committee of the Board as disclosed in Item 6 as follows:

The second paragraph of Section (a) is amended and restated as follows:

“Cash Consideration Payable Pursuant to the Offer. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 2, 2006, the Company’s directors and executive officers beneficially owned in the aggregate 602,120 Shares (including share units under the Company’s deferred compensation plans but excluding options to purchase Shares, restricted share units and shares of restricted stock). If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and executive officers would receive an aggregate of approximately $22.2 million in cash.”

The fourth paragraph of Section (a) is amended and restated as follows:

“Stock Option and Stock Bonus Plans. As of February 2, 2006 the Company’s directors and executive officers held (i) options to purchase 3,126,670 Shares which were vested and exercisable as of that date, with an aggregate weighted average exercise price of $21.67 per Share and (ii) 4,294 vested restricted stock units. Pursuant to the terms of the plans as previously approved by the Company’s stockholders, upon a change in control of the Company, (i) 1,377,805 unvested options to purchase Shares held by directors and executive officers, with a weighted average exercise price of $28.32 per Share, will vest and become exercisable, (ii) 160,875 unvested shares of restricted stock held by executive officers will vest and no longer be subject to forfeiture and (iii) 17,176 unvested restricted stock units held by an executive officer will vest and Shares will be distributed pursuant thereto at the time of a change in control. In the case of restricted stock units and restricted shares, aggregate additional payments of approximately $350,000 (assuming a change in control date of May 4, 2006 and a Share price of $37) will be made to executive officers to compensate for the lost tax deferral. Also, pursuant to the terms of the plan under which they were granted, which was previously approved by the Company’s stockholders, 3,737,567 long-term performance units held by executive officers will vest, will each be valued at $2 and such value will be paid in cash at the time of the change in control.”

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended by adding the following at the end thereof:

“At a regularly scheduled meeting of the Compensation Committee of the Board, on February 2, 2006 the Company granted a total of 57,570 shares of restricted stock to executive officers under its Key Employees Stock Bonus Plan.”

Annex C to the Schedule 14D-9 is amended and restated as attached hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                       ENGELHARD CORPORATION

                                                       By:  /s/ Michael A. Sperduto
               Name:  Michael A. Sperduto
               Title:    Vice President and Chief Financial
                                                                                Officer

Dated: February 3, 2006

Annex C

Recent Transactions by Directors and Executive Officers of the Company

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price	Transaction Type
Antonini, Marion	12/15/2005	Acquisition	1,233.57	29.35	Acquired pursuant to deferred compensation plans
	12/07/2005	Disposition	3,000	29.964	Sale upon exercise of options
	12/07/2005	Disposition	12,000	30	Sale upon exercise of options
Bell, Gavin	02/01/2006	Disposition	54	40.30	Share withholding for payment of taxes upon vesting of restricted stock
Burner, David	12/15/2005	Acquisition	5.04	29.35	Acquired pursuant to deferred compensation plans
Dresner, Mark	02/01/2006	Disposition	867	40.30	Share withholding for payment of taxes upon vesting of restricted stock
	12/02/2005	Disposition	1,050	29.65	Sale upon exercise of options
	12/02/2005	Disposition	8,100	29.58	Sale upon exercise of options
Dornbusch II, Arthur	12/16/2005	Disposition	1,600	30.15	Sale upon exercise of options
	12/16/2005	Disposition	400	30.17	Sale upon exercise of options
	12/16/2005	Disposition	4,050	30.16	Sale upon exercise of options
	12/16/2005	Disposition	1,200	30.12	Sale upon exercise of options
	12/16/2005	Disposition	400	30.13	Sale upon exercise of options
	12/16/2005	Disposition	4,000	30.14	Sale upon exercise of options
	12/16/2005	Disposition	3,600	30.11	Sale upon exercise of options
	12/16/2005	Disposition	4,600	30.1	Sale upon exercise of options
	12/16/2005	Disposition	2,900	30.07	Sale upon exercise of options
	12/16/2005	Disposition	3,500	30.06	Sale upon exercise of options
	12/07/2005	Disposition	25,000	30	Sale upon exercise of options
Hess, John	02/01/2006	Disposition	1,298	40.30	Share withholding for payment of taxes upon vesting of restricted stock
	01/03/2006	Disposition	45,398	38.5	Sale upon exercise of options*
	12/08/2005	Disposition	6,900	29.86	Sale upon exercise of options*
Napier, James V.	12/15/2005	Acquisition	609.54	29.35	Acquired pursuant to deferred compensation plans
	12/13/2005	Disposition	3,000	29.6593	Sale upon exercise of options
Perry, Barry	12/06/2005	Disposition	7,500	30	Sale upon exercise of options*
	12/05/2005	Disposition	10,000	29.7472	Sale upon exercise of options*
	12/02/2005	Disposition	10,000	29.75	Sale upon exercise of options*
	12/01/2005	Disposition	100	29.53	Sale upon exercise of options*
	12/012005	Disposition	1,500	29.56	Sale upon exercise of options*
	12/012005	Disposition	3100	29.6	Sale upon exercise of options*
	12/01/005	Disposition	500	29.61	Sale upon exercise of options*
	12/01/2005	Disposition	300	29.62	Sale upon exercise of options*
	12/01/2005	Disposition	800	29.63	Sale upon exercise of options*
	12/01/2005	Disposition	2,300	29.64	Sale upon exercise of options*
	12/01/2005	Disposition	1,400	29.66	Sale upon exercise of options*
Slack, Henry	12/15/2005	Acquisition	16.42	29.35	Acquired pursuant to deferred compensation plans
Watson, Douglas	12/15/2005	Acquisition	113.33	29.35	Acquired pursuant to deferred compensation plans
	11/29/2005	Acquisition	3,000	22.375	Shares acquired upon exercise of options
	11/29/2005	Disposition	4,012	29.21	Sale
Wolynic, Edwards	01/03/2006	Disposition	18,475	38.5	Sale upon exercise of options*
	11/29/2005	Disposition	4,275	29.37	Sale upon exercise of options

* Pursuant to a Rule 10b5-1 Sales Plan.